                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE TO
                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 5)

                            UGLY DUCKLING CORPORATION
                       (Name of Subject Company (Issuer))

                              UDC ACQUISITION CORP.
                        (Offeror and Affiliate of Issuer)

                               UDC HOLDINGS CORP.
                        (Offeror and Affiliate of Issuer)

                               Ernest C. Garcia II
                        (Offeror and Affiliate of Issuer)

                               GREGORY B. SULLIVAN
                        (Offeror and Affiliate of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   903512 10 1
                      (CUSIP Number of Class of Securities)

    Steven P. Johnson, Esq.                          With Copy to:
   2575 East Camelback Road                    Christopher D. Johnson
         Suite 700                          Squire, Sanders & Dempsey L.L.P.
    Phoenix, Arizona 85016                40 North Central Avenue, Suite 2700
        (602) 778-5003                            Phoenix, Arizona 85004
                                                   (602) 528-4046

  (Name, Address and Telephone Numbers of Person Authorized to Receive Notices
               and Communications on Behalf of the Filing Person)

                            CALCULATION OF FILING FEE

         Transaction value (1)                  Amount of Filing Fee (2)
              $16,845,160                               $3,369.03

(1) Solely for the purpose of calculating the filing fee and based on 4,772,000 shares of common stock, $.001 par value per share, of Ugly Duckling Corporation (which is the aggregate maximum number of shares of common stock subject to the tender) at $3.53 per share.
(2) Fee calculated in accordance with Rule 0-11(a)(4) and Rule 0-11(b)(2) under the Securities Exchange Act of 1934, as amended.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:       $2,439.62     Filing Party:     Ernest C. Garcia II
Form or Registration No.:       SC TO-T     Date Filed:       November 26, 2001

Amount Previously Paid:       $  929.41     Filing Party:     UDC Acquisition Corp., et al
Form or Registration No.:       SC TO-T     Date Filed:       December 13, 2001

[__] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      Check the appropriate boxes below to designate any transactions to which the statement relates:
[X ]  third-party tender offer subject to Rule 14d-1.
[  ]  issuer tender offer subject to rule 13e-4.
[X ]  going-private transaction subject to Rule 13e-3.
[X ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing if a final amendment reporting the results of the tender offer: [__]

Cusip No. 903512 10 1
  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
     UDC Acquisition Corp., I.R.S. Identification No.

--------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group
     (a) [X]
     (b) [ ]

--------------------------------------------------------------------------------
  3. SEC Use Only

--------------------------------------------------------------------------------
  4. Source of Funds
     AF

--------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]

--------------------------------------------------------------------------------
     Citizenship or Place of Organization
  6.
     Delaware

--------------------------------------------------------------------------------

Number of     7. Sole Voting Power:-0-
Shares
Beneficially  ------------------------------------------------------------------
Owned by      8. Shared Voting Power:-0-
Each
Reporting     ------------------------------------------------------------------
Person With   9. Sole Dispositive Power:-0-

              ------------------------------------------------------------------
              10. Shared Dispositive Power: -0-

--------------------------------------------------------------------------------
  11. Aggregate Amount Beneficially Owned by Each Reporting Person -0-

--------------------------------------------------------------------------------
  12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
      [  ]

--------------------------------------------------------------------------------
  13. Percent of Class Represented by Amount in Row (11): -0-

--------------------------------------------------------------------------------
  14. Type of Reporting Person
      CO

Cusip No. 903512 10 1
  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
     UDC Holdings Corp., I.R.S. Identification No.

--------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group
     (a) [X]
     (b) [ ]

--------------------------------------------------------------------------------
  3. SEC Use Only

--------------------------------------------------------------------------------
  4. Source of Funds
     AF

--------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]

--------------------------------------------------------------------------------
  6. Citizenship or Place of Organization
     Delaware

--------------------------------------------------------------------------------

Number of     7. Sole Voting Power:-0-
Shares
Beneficially  ------------------------------------------------------------------
Owned by      8. Shared Voting Power:-0-
Each
Reporting     ------------------------------------------------------------------
Person With   9. Sole Dispositive Power:-0-

              ------------------------------------------------------------------
              10. Shared Dispositive Power: -0-

--------------------------------------------------------------------------------
  11. Aggregate Amount Beneficially Owned by Each Reporting Person -0-

--------------------------------------------------------------------------------
  12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares:
      [  ]

--------------------------------------------------------------------------------
  13. Percent of Class Represented by Amount in Row (11): -0-

--------------------------------------------------------------------------------
  14. Type of Reporting Person
      CO

Cusip No. 903512 10 1
     Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
  1.
     Ernest C. Garcia II


--------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [X]
     (b) [ ]

--------------------------------------------------------------------------------
  3. SEC Use Only

--------------------------------------------------------------------------------
  4. Source of Funds:
     PF, OO, BK

--------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d)
     or 2(e): [   ]

--------------------------------------------------------------------------------
  6. Citizenship or Place of Organization:  United States of America

--------------------------------------------------------------------------------

Number of      7. Sole Voting Power:  7,482,200 (includes options to purchase
Shares            40,000 shares)
Beneficially
Owned by      ------------------------------------------------------------------
Each           8. Shared Voting Power: -0-
Reporting
Person With   ------------------------------------------------------------------
               9. Sole Dispositive Power: 7,482,200 (includes options to
                  purchase 40,000 shares)

              ------------------------------------------------------------------
              10. Shared Dispositive Power: -0-

--------------------------------------------------------------------------------
  11. Aggregate Amount Beneficially Owned by Each Reporting Person: 7,482,200 (includes options to purchase 40,000 shares)

--------------------------------------------------------------------------------
  12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares: [ ]

--------------------------------------------------------------------------------
  13. Percent of Class Represented by Amount in Row (11):  approximately 61.0%

--------------------------------------------------------------------------------
  14. Type of Reporting Person:  IN

Cusip No. 903512 10 1
  1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
     Gregory B. Sullivan

--------------------------------------------------------------------------------
  2. Check the Appropriate Box if a Member of a Group
     (a) [X]
     (b) [ ]

--------------------------------------------------------------------------------
  3. SEC Use Only

--------------------------------------------------------------------------------
  4. Source of Funds: PF, OO, AF

--------------------------------------------------------------------------------
  5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]

--------------------------------------------------------------------------------
  6. Citizenship or Place of Organization:  United States of America

--------------------------------------------------------------------------------

Number of      7. Sole Voting Power: 450,800 (includes options to purchase
Shares            391,000 shares)
Beneficially
Owned by      ------------------------------------------------------------------
Each           8. Shared Voting Power:-0-
Reporting
Person With   ------------------------------------------------------------------
               9. Sole Dispositive Power:  450,800 (includes options to purchase
                  391,000 shares)

              ------------------------------------------------------------------
              10. Shared Dispositive Power: -0-

--------------------------------------------------------------------------------
  11. Aggregate Amount Beneficially Owned by Each Reporting Person: 450,800 (includes options to purchase 391,000 shares)

--------------------------------------------------------------------------------
  12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares : [X]

--------------------------------------------------------------------------------
  13. Percent of Class Represented by Amount in Row (11):  approximately 3.7%

--------------------------------------------------------------------------------
  14. Type of Reporting Person: IN

      This Amendment No. 5 amends and supplements the Tender Offer Statement,
Schedule 13e-3 Transaction Statement, and Schedule 13D/A filed under cover of Schedule TO ("Original Statement") initially filed with the Securities and Exchange Commission (the "SEC") on November 26, 2001, as amended and supplemented by: (i) Amendment No. 1, filed with the SEC on December 4, 2001;
(ii) Amendment No. 2, filed with the SEC on December 10, 2001; (iii) Amendment No. 3, filed with the SEC on December 11, 2001; and (iv) Amendment No. 4 filed with the SEC on December 13, 2001. Capitalized terms not defined herein shall have the same meaning as in the Original Statement and Amendment Nos. 1-4.

ITEMS 1 THROUGH 11.

      As permitted by General Instruction F to Schedule TO, the information set forth in the entire Amended and Restated Offer to Purchase, dated December 14, 2001 ("Amended Offer to Purchase"), and the Amended and Restated Letter of Transmittal, attached hereto as Exhibits (a)(1)(vi) and (a)(1)(vii), respectively, is incorporated into this Amendment No. 5 to the Tender Offer Statement on Schedule TO.

ITEM 12.    MATERIAL TO BE FILED AS EXHIBITS.

Exhibit No.       Description
-----------       -----------
(a)(1)(i)         Offer to Purchase, dated November 26, 2001.(1)

(a)(1)(ii)        Letter of Transmittal with Substitute Form W-9.(1)

(a)(1)(iii)       Notice of Guaranteed Delivery.(1)

(a)(1)(iv)        Amended and Restated Offer to Purchase, dated December 11,
                  2001.(2)

(a)(1)(v)         Amended and Restated Offer to Purchase, dated December 13,
                  2001.(3)

(a)(1)(vi)        Amended and Restated Offer to Purchase, dated December 14,
                  2001.*

(a)(1)(vii)       Amended and Restated Letter of Transmittal with Substitute
                  Form W-9.*

(a)(1)(viii)      Amended and Restated Notice of Guaranteed Delivery.*

(a)(1)(ix)        Notice to Shareholders.*

(a)(2)            None.

(a)(3)(i) See Offer to Purchase, dated November 26, 2001, attached hereto as Exhibit (a)(1)(i).

(a)(3)(ii)        Schedule 14D-9 filed on December 7, 2001.(4)

(a)(3)(iii)       Letter to Stockholders, dated December 7, 2001.(5)

(a)(3)(iv)        Amendment No. 1 to Schedule 14D-9 filed on December 10,
                  2001.(6)

(a)(3)(v)         Amendment No. 2 to Schedule 14D-9 filed on December 13,
                  2001.(7)

(a)(3)(v)         Amendment No. 3 to Schedule 14D-9 filed on December 14,
                  2001.(8)

(a)(3)(vi)        Revised Recommendation Letter to Stockholders, dated
                  December 14, 2001.(9)

(a)(4)            Not applicable.

(a)(5)(i)         Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                  Companies and Other Nominees.(1)

(a)(5)(ii)        Form of Letter to Clients for use by Brokers, Dealers,
                  Commercial Banks, Trust Companies and Other Nominees.(1)

(a)(5)(iii)       Form W-9 Guidelines.(1)

(a)(5)(iv)        Summary Advertisement as published in the Wall Street
                  Journal on November 26, 2001.(1)

(a)(5)(v)         Revised Letter to Brokers, Dealers, Commercial Banks, Trust
                  Companies and Other Nominees.*

(a)(5)(vi)        Revised Letter to Clients for use by Brokers, Dealers,
                  Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(vii)       Press Release, dated December 4, 2001.(10)

(a)(v)(viii)      Press Release, dated December 10, 2001.(11)

(b)(i) Business Loan Agreement, dated October 9, 2001, by and among Ernest C. Garcia II, Elizabeth Joanne Garcia, Verde
                  Investments, Inc. and Bank One Arizona, N.A.(12)

(b)(ii)           Form of Promissory Note by UDC Holdings Corp., in favor of
                  Verde Investments, Inc.(3)

(c)(i)            U.S. Piper Jaffray Presentation, dated December 5, 2001.(13)

(c)(ii)           U.S. Bancorp Piper Jaffray Fairness Opinion.(14)

(d)(i)            Proxy Statement for 2001 Annual Meting of Ugly Duckling
                  Corporation; "Proposal to be Voted On - Issuance of
                  Warrants."(15)

(d)(ii)           Stock Purchase Agreement, dated January 9, 2001, by and among
                  Harris Associates, L.P., Ernest C. Garcia, II and Cygnet
                  Capital Corporation.(16)

(d)(iii) Stock Purchase Agreement, dated January 9, 2001, by and among Harris Associates, L.P., Ernest C. Garcia, II and
                  Cygnet Capital Corporation.(16)

(d)(iv)           Loan Agreement, dated January 11, 2001, by and between Ugly
                  Duckling Corporation and Verde Investments, Inc.(16)

(d)(v)            Form of Warrant Agreement, dated July 25, 2001, by and between
                  Ugly Duckling Corporation and Verde Investments, Inc.(16)

(d)(vi) Stock Pledge Agreement, dated November 28, 2000, by and between Ernest C. Garcia, II, Joanne E. Garcia, Arbco
                  Associates, L.P. and Kayne Anderson Capital Income Partners,
                  L.P.(16)

(d)(vii) Non-Qualified Stock Option Agreement, dated March 2, 1999, between Ernest C. Garcia, II and Ugly Duckling Corporation.(16)

(d)(viii)         Letter Agreement, dated March 15, 2001, by and among Cygnet
                  Capital Corporation, Arbco Associates, L.P. and Kayne Anderson
                  Non-Traditional Investments, L.P.(17)


(d)(ix)           Stock Pledge Agreement, dated March 15, 2001, by and among
                  Ernest C. Garcia, II, Elizabeth Joanne Garcia, Arbco
                  Associates, L.P. and Kayne Anderson Non-Traditional Investments,
                  L.P.(17)

(d)(x) Agreement and Plan of Merger, dated December 10, 2001, by and among UDC Acquisition Corp., UDC Holdings Corp.,
                  Gregory B. Sullivan, Ernest C. Garcia II and Ugly Duckling
                  Corporation.(18)

(d)(xi)           Memorandum of Understanding, dated December 9, 2001.(3)

(d)(xii) Form of Stock Option Agreement between Gregory B. Sullivan and Ugly Duckling Corporation.(19)

(f)               Section 262 of the Delaware General Corporation Law.(20)

(g)               None.

(h)               None.

-------------------------

1. Previously filed with the SEC on November 26, 2001, as an exhibit to the Schedule TO filed by Ernest C. Garcia II.

2. Previously filed with the SEC on December 11, 2001, as an exhibit to Amendment No. 3 to the Schedule TO-T/A filed by UDC Acquisition Corp., UDC Holdings Corp., Ernest C. Garcia II and Gregory B. Sullivan.

3. Previously filed with the SEC on December 13, 2001, as an exhibit to Amendment No. 4 to the Schedule TO-T/A filed by UDC Acquisition Corp., UDC Holdings Corp., Ernest C. Garcia II and Gregory B. Sullivan.

4. Incorporated by reference to Solicitation / Recommendation Statement on Schedule 14D-9 filed by Ugly Duckling Corporation on December 7, 2001.

5. Incorporated by reference to Exhibit 1 to Solicitation / Recommendation Statement on Schedule 14D-9 filed by Ugly Duckling Corporation on December 7, 2001.

6. Incorporated by reference to Amendment No. 1 to Solicitation / Recommendation Statement on Schedule 14D-9 filed by Ugly Duckling Corporation on December 10, 2001.

7. Incorporated by reference to Amendment No. 2 to Solicitation / Recommendation Statement on Schedule 14D-9 filed by Ugly Duckling Corporation on December 13, 2001.

8. Incorporated by reference to Amendment No. 3 to Solicitation / Recommendation Statement on Schedule 14D-9 filed by Ugly Duckling Corporation on December 14, 2001.

9. Incorporated by reference to Exhibit 8 to Amendment No. 3 to Solicitation / Recommendation Statement on Schedule 14D-9 filed by Ugly Duckling Corporation on December 14, 2001.

10. Incorporated by reference to Exhibit 3 to Solicitation / Recommendation Statement on Schedule 14D-9 filed by Ugly Duckling Corporation on December 7, 2001.

11. Incorporated by reference to Exhibit 5 to Amendment No. 1 to Solicitation / Recommendation Statement on Schedule 14D-9 filed by Ugly Duckling Corporation on December 10, 2001.

12. Previously filed with the SEC on October 31, 2001, as an exhibit to Amendment No. 1 to the Schedule 13E-3 filed by Ernest C. Garcia II.

13. Incorporated by reference to Exhibit 6 to Amendment No. 3 to Solicitation / Recommendation Statement on Schedule 14D-9 filed by Ugly Duckling Corporation on December 14, 2001.

14. Incorporated by reference to Exhibit 7 to Amendment No. 2 to Solicitation / Recommendation Statement on Schedule 14D-9 filed by Ugly Duckling Corporation on December 13, 2001.

15. Incorporated by reference to Proxy Statement on Form DEF 14A filed by Ugly Duckling Corporation on November 13, 2001.

16.   Previously filed with the SEC on January 25, 2001, as an exhibit to the
      Schedule 13E-3 filed by Ernest C. Garcia II.

17. Previously filed with the SEC on April 2, 2001, as an exhibit to Amendment No. 5 to the Schedule 13D filed by Ernest C. Garcia II.

18. Incorporated by reference to Exhibit 4 to Amendment No. 1 to Solicitation / Recommendation Statement on Schedule 14D-9 filed by Ugly Duckling Corporation on December 10, 2001.

19. Incorporated by reference to Exhibit 10 to Amendment No. 9 to Schedule 13D filed by Ernest C. Garcia, Gregory B. Sullivan, UDC Acquisition Corp. and UDC Holdings Corp. on December 13, 2001.

20. Incorporated by reference to Appendix B to the Amended and Restated Offer to Purchase, dated December 14, 2001.

*     Filed herewith.



ITEM 13.    INFORMATION REQUIRED BY SCHEDULE 13E-3

      A successful result of the Amended Offer to Purchase would be viewed as having the reasonable likelihood of producing, either directly or indirectly, one or more of the effects set forth in Rule 13e-3(a)(3)(ii) under the Exchange Act. Specifically, this transaction may facilitate or result in a transaction that would cause the Common Stock of the Company to be held of record by fewer than 300 persons or to be delisted from the Nasdaq National Market. As such, this transaction is being filed under Schedule 13E-3 and the following items are addressed in addition to any items previously addressed under Schedule TO.

      ITEM 2 OF SCHEDULE 13E-3.

      (d) Dividends. The information contained in Section 9 of the Amended Offer to Purchase is incorporated herein by reference.

(e)   Prior Public Offerings.  Not applicable.

(f) Prior Stock Purchases. The information contained in Section 12 of the Amended Offer to Purchase is incorporated herein by reference.

      ITEM 3 OF SCHEDULE 13E-3.

(b) Business and Background of Entities. The information contained in Section 5 of the Amended Offer to Purchase is incorporated herein by reference.

(c) Business and Background of Natural Persons. The information contained in Section 5 of the Amended Offer to Purchase is incorporated herein by reference.

      ITEM 4 OF SCHEDULE 13E-3.

(c) Different Terms. Mr. Garcia and Mr. Sullivan will not tender their Shares in the Offer.

(d) Appraisal Rights. The information contained under the caption "SPECIAL FACTORS" of the Amended Offer to Purchase is incorporated by reference.

(e)   Provisions for Unaffiliated Security Holders.  None.

(f)   Eligibility for Listing or Trading.  Not applicable.

      ITEM 5 OF SCHEDULE 13E-3.

(c) Negotiations or Contracts. The information contained under the caption "SPECIAL FACTORS" and in Section 10 of the Amended Offer to Purchase is incorporated herein by reference.

      ITEM 7 OF SCHEDULE 13E-3.

(a)-(d) The information contained in the Amended Offer to Purchase under the captions "INTRODUCTION" and "SPECIAL FACTORS" is incorporated herein by reference.

      ITEM 8 OF SCHEDULE 13E-3.

(a)-(f) The information set forth in the Amended Offer to Purchase under the captions "SPECIAL FACTORS" is incorporated herein by reference.

      ITEM 9 OF SCHEDULE 13E-3.

(a) Report, Opinion or Appraisal. The information set forth in the Amended Offer to Purchase under the caption "SPECIAL FACTORS" is incorporated herein by reference.

(b) Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Amended Offer to Purchase under the caption "SPECIAL FACTORS" is incorporated herein by reference.

(c) Availability of Documents. The information set forth in the Amended Offer to Purchase under the caption "SPECIAL FACTORS" is incorporated herein by reference.

      ITEM 10 OF SCHEDULE 13E-3.

(c) Expenses. The information contained in Section 8 of the Amended Offer to Purchase is incorporated herein by reference.

      ITEM 12 OF SCHEDULE 13E-3.

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Amended Offer to Purchase under the captions "INTRODUCTION" and "SPECIAL FACTORS" is incorporated herein by reference.

(e) Recommendations of Others. The information set forth in the Amended Offer to Purchase under the captions "INTRODUCTION" and "SPECIAL FACTORS" is incorporated herein by reference.

      ITEM 13 OF SCHEDULE 13E-3.

(a) Financial Information. In accordance with the Instructions to Item 13, the disclosure materials disseminated to security holders contains the summarized financial information required by Item 1010(c) of Regulation M-A instead of the financial information required by Item 1010(a) and (b). The information contained in Section 9 and in Appendix A of the Amended Offer to Purchase is incorporated herein by reference.

      ITEM 14 OF SCHEDULE 13E-3.

(b) Employees and Corporate Assets. Directors, officers and regular employees of the Company and its affiliates other than Mr. Garcia and Mr. Sullivan will not be contacting holders by mail, telephone, telex, telegram messages, mailgram messages, datagram messages or in person regarding the Offer. The Company may request brokers, dealers and other nominees to forward the Amended Offer to Purchase and related materials to be beneficial owners of Shares.

SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  December 14, 2001



                                     UDC Holdings Corp.

                                     By:  /s/  Ernest C. Garcia
                                          ------------------------------
                                     Name:  Ernest C. Garcia
                                            ----------------------------
                                     Title:  President
                                             ---------------------------


                                     UDC Acquisition Corp.

                                     By:  /s/  Ernest C. Garcia
                                          ------------------------------
                                     Name:  Ernest C. Garcia
                                            ----------------------------
                                     Title:  President
                                             ---------------------------


                                     Ernest C. Garcia II

                                     /s/ Ernest C. Garcia II
                                     -----------------------------------

                                     Gregory B. Sullivan

                                     /s/ Gregory B. Sullivan
                                     -----------------------------------

                                    EXHIBITS

Exhibit No.       Description
-----------       -----------
(a)(1)(i)         Offer to Purchase, dated November 26, 2001.(1)

(a)(1)(ii)        Letter of Transmittal with Substitute Form W-9.(1)

(a)(1)(iii)       Notice of Guaranteed Delivery.(1)

(a)(1)(iv)        Amended and Restated Offer to Purchase, dated December 11,
                  2001.(2)

(a)(1)(v)         Amended and Restated Offer to Purchase, dated December 13,
                  2001.(3)

(a)(1)(vi)        Amended and Restated Offer to Purchase, dated December 14,
                  2001.*

(a)(1)(vii)       Amended and Restated Letter of Transmittal with Substitute
                  Form W-9.*

(a)(1)(viii)      Amended and Restated Notice of Guaranteed Delivery.*

(a)(1)(ix)        Notice to Shareholders.*

(a)(2)            None.

(a)(3)(i) See Offer to Purchase, dated November 26, 2001, attached hereto as Exhibit (a)(1)(i).

(a)(3)(ii)        Schedule 14D-9 filed on December 7, 2001.(4)

(a)(3)(iii)       Letter to Stockholders, dated December 7, 2001.(5)

(a)(3)(iv)        Amendment No. 1 to Schedule 14D-9 filed on December 10,
                  2001.(6)

(a)(3)(v)         Amendment No. 2 to Schedule 14D-9 filed on December 13,
                  2001.(7)

(a)(3)(v)         Amendment No. 3 to Schedule 14D-9 filed on December 14,
                  2001.(8)

(a)(3)(vi)        Revised Recommendation Letter to Stockholders, dated
                  December 14, 2001.(9)

(a)(4)            Not applicable.

(a)(5)(i)         Form of Letter to Brokers, Dealers, Commercial Banks, Trust
                  Companies and Other Nominees.(1)

(a)(5)(ii)        Form of Letter to Clients for use by Brokers, Dealers,
                  Commercial Banks, Trust Companies and Other Nominees.(1)

(a)(5)(iii)       Form W-9 Guidelines.(1)

(a)(5)(iv)        Summary Advertisement as published in the Wall Street
                  Journal on November 26, 2001.(1)

(a)(5)(v)         Revised Letter to Brokers, Dealers, Commercial Banks, Trust
                  Companies and Other Nominees.*

(a)(5)(vi)        Revised Letter to Clients for use by Brokers, Dealers,
                  Commercial Banks, Trust Companies and Other Nominees.*

(a)(5)(vii)       Press Release, dated December 4, 2001.(10)

(a)(v)(viii)      Press Release, dated December 10, 2001.(11)

(b)(i) Business Loan Agreement, dated October 9, 2001, by and among Ernest C. Garcia II, Elizabeth Joanne Garcia, Verde
                  Investments, Inc. and Bank One Arizona, N.A.(12)

(b)(ii)           Form of Promissory Note by UDC Holdings Corp., in favor of
                  Verde Investments, Inc.(3)

(c)(i)            U.S. Piper Jaffray Presentation, dated December 5, 2001.(13)

(c)(ii)           U.S. Bancorp Piper Jaffray Fairness Opinion.(14)

(d)(i)            Proxy Statement for 2001 Annual Meting of Ugly Duckling
                  Corporation; "Proposal to be Voted On - Issuance of
                  Warrants."(15)

(d)(ii) Stock Purchase Agreement, dated January 9, 2001, by and among Harris Associates, L.P., Ernest C. Garcia, II and Cygnet
                  Capital Corporation.(16)

(d)(iii) Stock Purchase Agreement, dated January 9, 2001, by and among Harris Associates, L.P., Ernest C. Garcia, II and
                  Cygnet Capital Corporation.(16)

(d)(iv)           Loan Agreement, dated January 11, 2001, by and between Ugly
                  Duckling Corporation and Verde Investments, Inc.(16)

(d)(v)            Form of Warrant Agreement, dated July 25, 2001, by and between
                  Ugly Duckling Corporation and Verde Investments, Inc.(16)

(d)(vi) Stock Pledge Agreement, dated November 28, 2000, by and between Ernest C. Garcia, II, Joanne E. Garcia, Arbco
                  Associates, L.P. and Kayne Anderson Capital Income Partners,
                  L.P.(16)

(d)(vii) Non-Qualified Stock Option Agreement, dated March 2, 1999, between Ernest C. Garcia, II and Ugly Duckling Corporation.(16)

(d)(viii)         Letter Agreement, dated March 15, 2001, by and among Cygnet
                  Capital Corporation, Arbco Associates, L.P. and Kayne
                  Anderson Non-Traditional Investments, L.P.(17)

(d)(ix)           Stock Pledge Agreement, dated March 15, 2001, by and among
                  Ernest C. Garcia, II, Elizabeth Joanne Garcia, Arbco
                  Associates, L.P. and Kayne Anderson Non-Traditional
                  Investments, L.P.(17)

(d)(x) Agreement and Plan of Merger, dated December 10, 2001, by and among UDC Acquisition Corp., UDC Holdings Corp.,
                  Gregory B. Sullivan, Ernest C. Garcia II and Ugly Duckling
                  Corporation.(18)

(d)(xi)           Memorandum of Understanding, dated December 9, 2001.(3)

(d)(xii) Form of Stock Option Agreement between Gregory B. Sullivan and Ugly Duckling Corporation.(19)

(f)               Section 262 of the Delaware General Corporation Law.(20)

(g)               None.

(h)               None.

------------------------------

1. Previously filed with the SEC on November 26, 2001, as an exhibit to the Schedule TO filed by Ernest C. Garcia II.

2. Previously filed with the SEC on December 11, 2001, as an exhibit to Amendment No. 3 to the Schedule TO-T/A filed by UDC Acquisition Corp., UDC Holdings Corp., Ernest C. Garcia II and Gregory B. Sullivan.

3. Previously filed with the SEC on December 13, 2001, as an exhibit to Amendment No. 4 to the Schedule TO-T/A filed by UDC Acquisition Corp., UDC Holdings Corp., Ernest C. Garcia II and Gregory B. Sullivan.

4.    Incorporated by reference to Solicitation / Recommendation Statement on
      Schedule 14D-9 filed by Ugly Duckling Corporation on December 7, 2001.

5. Incorporated by reference to Exhibit 1 to Solicitation / Recommendation Statement on Schedule 14D-9 filed by Ugly Duckling Corporation on December 7, 2001.

6. Incorporated by reference to Amendment No. 1 to Solicitation / Recommendation Statement on Schedule 14D-9 filed by Ugly Duckling Corporation on December 10, 2001.

7. Incorporated by reference to Amendment No. 2 to Solicitation / Recommendation Statement on Schedule 14D-9 filed by Ugly Duckling Corporation on December 13, 2001.

8. Incorporated by reference to Amendment No. 3 to Solicitation / Recommendation Statement on Schedule 14D-9 filed by Ugly Duckling Corporation on December 14, 2001.

9. Incorporated by reference to Exhibit 8 to Amendment No. 3 to Solicitation / Recommendation Statement on Schedule 14D-9 filed by Ugly Duckling Corporation on December 14, 2001.

10. Incorporated by reference to Exhibit 3 to Solicitation / Recommendation Statement on Schedule 14D-9 filed by Ugly Duckling Corporation on December 7, 2001.

11. Incorporated by reference to Exhibit 5 to Amendment No. 1 to Solicitation / Recommendation Statement on Schedule 14D-9 filed by Ugly Duckling Corporation on December 10, 2001.

12. Previously filed with the SEC on October 31, 2001, as an exhibit to Amendment No. 1 to the Schedule 13E-3 filed by Ernest C. Garcia II.

13. Incorporated by reference to Exhibit 6 to Amendment No. 3 to Solicitation / Recommendation Statement on Schedule 14D-9 filed by Ugly Duckling Corporation on December 14, 2001.

14. Incorporated by reference to Exhibit 7 to Amendment No. 2 to Solicitation / Recommendation Statement on Schedule 14D-9 filed by Ugly Duckling Corporation on December 13, 2001.

15. Incorporated by reference to Proxy Statement on Form DEF 14A filed by Ugly Duckling Corporation on November 13, 2001.

16.   Previously filed with the SEC on January 25, 2001, as an exhibit to the
      Schedule 13E-3 filed by Ernest C. Garcia II.

17. Previously filed with the SEC on April 2, 2001, as an exhibit to Amendment No. 5 to the Schedule 13D filed by Ernest C. Garcia II.

18. Incorporated by reference to Exhibit 4 to Amendment No. 1 to Solicitation / Recommendation Statement on Schedule 14D-9 filed by Ugly Duckling Corporation on December 10, 2001.

19. Incorporated by reference to Exhibit 10 to Amendment No. 9 to Schedule 13D filed by Ernest C. Garcia, Gregory B. Sullivan, UDC Acquisition Corp. and UDC Holdings Corp. on December 13, 2001.

20. Incorporated by reference to Appendix B to the Amended and Restated Offer to Purchase, dated December 14, 2001.

*     Filed herewith.





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